Exhibit 97.1

Rule 10D-1 Recovery Policy
A.Introduction
This Rule 10D-1 Recovery Policy (the “Policy”) is administered by the People and Compensation Committee of the Board of Directors of Apple Inc. (the “Committee”), and covers Incentive-Based Compensation granted, awarded or paid by Apple Inc. or any of its subsidiaries (“Apple”) to any employee who is an “executive officer” of Apple (each a “Covered Executive”) as defined under Section 10D-1 of the Securities and Exchange Act  of 1934 (“Exchange Act”). The Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Exchange Act (collectively referred to herein as “Rule 10D-1”). For avoidance of doubt the Policy only applies to Covered Executives who served as a Covered Executive for Apple at any point during the performance period for any Incentive-Based Compensation that is Received on or after October 2, 2023. The Policy explains when Apple will be required to seek recovery of erroneously awarded Incentive-Based Compensation from a Covered Executive.
B.Incentive-Based Compensation
For purposes of this Policy, “Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part upon the attainment of one or more financial reporting measures, that was Received (i) on or after October 2, 2023 and (ii) by a person who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. Financial reporting measures are (i) any measure(s) that are determined and presented in accordance with the accounting principles used in Apple’s financial statements and any measure(s) derived in whole or in part from such measure(s) and (ii) any measure(s) that are based in whole or in part on Apple’s stock price or total shareholder return. For avoidance of doubt, Incentive-Based Compensation includes awards granted to a Covered Executive that are outstanding and unvested as of October 2, 2023. Incentive-Based Compensation is “Received” in the fiscal period that the relevant financial reporting measure is attained regardless of when it is paid or awarded.
For avoidance of doubt, incentive-based compensation that is not earned or vested based on the attainment of one or more financial measures, including but not limited to time-based restricted stock units, is not covered compensation under this Policy but may be recouped under the Apple Inc. Executive Team Compensation Recoupment Policy.

C.Administration
The Committee is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate for the administration of this Policy and engage third parties as it deems necessary to evaluate erroneously awarded Incentive-Based Compensation Received. If the Committee determines Incentive-Based Compensation was erroneously awarded and recovery is required pursuant to this Policy, Apple shall make any required disclosures for any affected Covered Executives in its annual proxy statement. Apple will maintain and will provide to the Nasdaq Stock Market documentation of all determinations and actions taken in complying with the Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
D.Section 10D-1 Recovery
Pursuant to Rule 10D-1, the Committee will make reasonable efforts to recover any Incentive-Based Compensation Received by any Covered Executive during the three completed fiscal years immediately preceding the date that Apple is required to prepare an Accounting Restatement under Rule 10D-1 and any transition period of less than nine months that is within or immediately following such three years if the Committee determines the Incentive-Based Compensation was erroneously awarded. An “Accounting Restatement” is a correction to Apple’s financial statements that, due to Apple’s material noncompliance with any financial reporting requirement under U.S. federal securities laws, is (1) is material to a prior financial reporting period or (2) would be material to the current financial reporting period if corrected in the current period or left uncorrected in the current period.
Recovery will be limited to the amount of the gross, pre-tax, Incentive-Based Compensation that was erroneously Received because it exceeded the amount that would have been Received had it been determined based on any restated financial measures in the Accounting Restatement. If the Incentive-Based Compensation is based on stock price or total shareholder return, the Committee shall determine a reasonable estimate of the effect of the Accounting Restatement, if any, on the stock price or total shareholder return and based on that reasonable estimate, whether Incentive-Based Compensation was erroneously awarded.
If the erroneously awarded Incentive-Based Compensation cannot be recovered because recovery efforts are excessively burdensome, the recovery value exceeds the cost of recovery to Apple or recovery would be contrary to laws outside the United States, each as determined in accordance with Rule 10D-1, the Committee will make a determination whether further recovery efforts would be in shareholders’ best interests and should continue or would otherwise be excusable under Rule 10D-1.

If the Committee determines a Covered Executive Received erroneously awarded Incentive-Based Compensation, the Committee shall determine the timing and method of recovery in its sole direction and direct Apple to recover any erroneously awarded amounts as soon as administratively practicable. The methods of recovery include but are not limited to, requiring reimbursement from the Covered Executive, electing to withhold or suspend unpaid Incentive-Based Compensation, by offset (subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) if applicable), forcing the sale of shares issued pursuant to Incentive-Based Compensation, rescinding, cancelling, or otherwise causing the forfeiture of any unvested or unpaid Incentive-Based Compensation, deducting from amounts otherwise payable to the Covered Executive including base salary, commissions, time-based equity awards or other compensation, or by requiring incremental payments from the Covered Executive using one or more of the above methods or any other methods authorized by applicable law.
Apple shall not indemnify any Covered Executive for the loss of any Incentive-Based Compensation or the cost of any third-party insurance to cover the same.
E.Rights and Remedies; Waiver; Amendment; Extension
This Policy shall supplement and not limit any other rights or remedies Apple may have under applicable law, any other Apple policy, including the Apple Inc. Executive Team Compensation Recoupment Policy, any applicable plan, agreement, other arrangement, or otherwise, including, but not limited to, termination of employment, initiation of other disciplinary procedures, and/or the institution of civil or criminal proceedings, provided however, if Incentive-Based Compensation is recovered under this Policy it would not be subject to double recovery under any other Apple policy, plan, agreement or arrangement unless specifically required under applicable law.
This Policy may from time to time be waived, amended, or extended to other employees of Apple, as determined by the Committee, or as otherwise required under Rule 10D-1.

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